EXHIBIT 99.1

For Immediate Release 22-44-TR	Date:	July 20, 2022

Teck Announces Copper Nickel Projects Joint Venture with PolyMet

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced an agreement with PolyMet Mining Corp. (“PolyMet”) to form a 50:50 joint venture to advance PolyMet Mining Inc’s NorthMet Project (“NorthMet”) and Teck’s Mesaba mineral deposit (“Mesaba”). The joint venture will be named NewRange Copper Nickel LLC (“NewRange Copper Nickel”). Glencore plc (“Glencore”) will retain its majority equity interest in PolyMet and provide financial support for its share of the funding commitment to the joint venture.

"The NewRange Copper Nickel joint venture brings together two large, well defined mineral resources in the established Iron Range mining region of Minnesota,” said Don Lindsay, President and CEO. “This agreement will help unlock a new domestic supply of critical metals for the low-carbon transition through responsible mining.”

Closing of the transaction will be subject to customary closing conditions, including receipt of all required regulatory approvals.

About NorthMet

The NorthMet Project is located near both existing and closed iron ore mines and utilizes existing brownfield tailings storage and plant locations to minimize environmental impact. NorthMet is expected to produce 29,000 tonnes of ore per day over a 20-year permitted mine life, with first production targeted for 2026. Over its first full five years of operations, NorthMet is expected to deliver annual payable production of 30,000 tonnes of copper, 3,600 tonnes of nickel, 58,000 ounces of palladium, and 12,000 ounces of platinum.

About Mesaba

The Mesaba mineral deposit, located in the Duluth Complex near the NorthMet Project, contains one of the world’s largest undeveloped copper-nickel resources. While further studies and community consultations are required to fully define the long-term development potential, Mesaba represents a strategic metal resource for North America.

Morgan Stanley is acting as financial advisor to Teck.

Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information are statements other than historical fact and can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements in this release include statements concerning: the expectations regarding the NorthMet Project, including production per day, mine life, timing of first production and expected annual production over the first full five years of operations; and expectation of closing of the transaction.

Forward-looking statements are made based upon certain assumptions, including but not limited to, assumptions that NorthMet Project can be developed in accordance with current plans, that financing for development of NorthMet will be available, and that conditions to closing will be satisfied or waived in a timely manner.

Factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, the transaction not closing when planned, the outcome of development of the NorthMet project; risks related to mineral reserves and resources and metallurgical recoveries, development risks, regulatory restrictions (including environmental regulatory restrictions and liability) and activities by governmental authorities.

The foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or implied by our forward-looking statements. Certain of these risks are described in more detail in the 2021 Annual Information Form and Form 40-F of Teck and in its subsequent public filings with Canadian securities administrators and the US Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as maybe required under applicable securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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